

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

November 2, 2016

Bibb L. Strench, Esq.
Thompson and Hine LLP
1919 M Street, NW, Suite 700
Washington, DC 20036-1600

Re: StrongVest ETF Trust, File Nos. 333-214020; 811-23196

Dear Mr. Strench:

We have reviewed the registration statement for StrongVest ETF Trust (the "Trust"), filed on Form N-1A with the Securities and Exchange Commission on October 7, 2016, and have the comments below regarding CWA High Quality Income ETF (the "Fund"). Comments given in one section apply to other sections in the filing that contain the same or similar disclosure. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

GENERAL

1. We note that the Trust has applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the "1940 Act"). Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicant receives an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

PROSPECTUS

FUND FEES AND EXPENSES

2. The Annual Fund Operating Expenses table shows Distribution and/or Service (12b-1) Fees as "None." However page 14 states, "The Board has adopted a distribution and service plan ('Plan') pursuant to Rule 12b-1" under the 1940 Act. Even though the Fund does not intend

to impose a fee, a Rule 12b-1 plan exists. Consider replacing the word "None" with "0" in the fee table. In addition, on page 14, please disclose the maximum Rule 12b-1 fee approved under the Plan.

PRINCIPAL INVESTMENT STRATEGY

3. We note that the Fund will be actively managed. Please inform us whether the Fund will be able to rely on the recently adopted generic listing standards for actively managed funds. See Securities Exchange Act Release No. 78396 (July 22, 2016). We may have additional comments.

4. The second sentence in this section states, "The Fund normally invests in **investment grade** (emphasis added) corporate bonds of large cap domestic issuers, without a preference for particular market sectors, but the Fund may also invest in securities of small and mid cap issuers, both foreign, including emerging markets, and domestic, in any market sector, regardless of credit quality." Please delete "High Quality" from the Fund's name or explain to us why it is not misleading, given that the Fund can invest in non-investment grade fixed income securities and equity securities.

5. The disclosure states that "The Fund may also invest in equity securities…." Clarify whether the reference to "small and mid cap issuers" mentioned in the comment above is intended to describe the market capitalization target for the Fund's equity investments. If so, revise the language as appropriate. If not, disclose the market capitalization range for the Fund's investment in equity securities. Also, please clarify the extent to which the Fund may invest in equity securities.

6. We note that the Fund intends to invest in other investment companies, including ETFs. Please confirm that if acquired fund fees and expenses ("AFFE") exceed 0.01 percent (one basis point) of average net assets of the Fund, such fees will be disclosed as a separate line item in the Fund's fee table.

MANAGEMENT OF THE FUND

7. On page 12 you state, "A discussion regarding the Board of Trustees' approval of the Advisory Agreement with respect to the Fund will be available in the Fund's next annual or semi-annual report to shareholders." Per Item 10(a)(1)(iii) of Form N-1A, "Include a statement . . . that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and **providing the period covered** (emphasis added) by the relevant annual or semi-annual report."

STATEMENT OF ADDITIONAL INFORMATION

GENERAL DESCRIPTION OF THE TRUST

8. The last sentence in this section states, "In each instance of such cash creations or redemptions, the Trust may impose transaction fees based on transaction expenses related to the particular exchange that will be higher than the transaction fees associated with in-kind purchases or redemptions." After the word "expenses" and before the word "related" insert the phrase "or incur taxable gains or losses."

9. In regard to the section referenced in the comment above, we note that "The Trust reserves the right to permit or require a "cash" option for creations and redemptions of Shares . . . ." Please disclose that the costs associated with these types of transactions could decrease the Fund's net asset value to the extent that they are not offset by a transaction fee payable by an authorized participant.

EXCHANGE LISTING AND TRADING

10. The disclosure on page 4 states, "An intra-day NAV is based on a securities component and a cash component (or an all cash amount), which comprises that day's Creation Deposit (as defined below), as disseminated prior to that Business Day's commencement of trading." Please note that the discussion of the intra-day NAV should specifically address how (a) the intra-day NAV is calculated (*i.e.*, whether it is based on an index, on the portfolio or on a basket), (b) what the calculation includes and does not include (*e.g.*, operating fees or other accruals), and (c) what types of values are used for underlying holdings (*e.g.*, in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the Fund may use stale values under certain circumstances or some other element that might adversely affect the use of intra-day NAV as an indicator of current market value of Fund shares. If there are such circumstances, please consider noting that potential as a principal risk.

DERIVATIVES

11. Page 8 includes a discussion regarding the Fund's potential use of derivatives. The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives.

12. The Fund discloses that it may engage in transactions involving total return swaps ("TRS"). A TRS is a "senior security" for purposes of section 18 of the Investment Company Act of 1940 (the "ICA"). When a fund engages in TRS, the fund will need to "set aside" (also referred to as "segregate") an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns. (Setting aside assets for this

purpose is sometimes referred to as "cover".) <u>See</u> <u>generally</u> Investment Company Act Release No. 10666 (Apr. 18, 1979). <u>See</u> <u>also</u> additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives (including "cover" obligations) for purposes of section 18 of the ICA. <u>See</u> Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance (and the staff could also issue future guidance) relating to fund use of derivatives, such as TRS, and leverage, including cover requirements, which could impact the manner in which the Fund operates.

SHORT SALES

13. On page 30, the disclosure states that the Fund may engage in short sales of securities. Please confirm that an estimate of the expenses associated with short sales is included in Other Expenses in the fee table.

INVESTMENT RESTRICTIONS

14. Investment restriction number 7 on page 34 prohibits the Fund from concentrating more than 25% of its net assets in the same industry "except that the Fund may invest more than 25% of the value of its net assets in securities of issuers in any one industry or group of industries if the index whose performance the Fund seeks to replicate concentrates in an industry or group of industries." Given that the Fund will be actively managed, please explain the relevance and appropriateness of this disclosure.

SIGNATURES

15. Confirm that the signature block of the registration statement complies with Section 6(a) of the Securities Act of 1933 which requires the following: "Any security may be registered with the Commission under the terms and conditions hereinafter provided, by filing a registration statement . . . which **shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions** (emphasis added) (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer) . . . ."

GENERAL COMMENTS

16. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

17. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

18. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel